Decentralized Crypto Financial, Inc.

ATTN: Division of Corporation Finance Office of Trade & Services
  c/o Nicholas Lamparski
  c/o Mara Ransom

Re: Decentralized Crypto Financial Inc.
    Amendment No. 1 to Offering Statement on Form 1-A
    Filed March 10, 2021
    File No. 024-11353

ATTN: Division of Corporation Finance Office of Trade & Services

We have reviewed your second official comment letter with respect to our amended offering statement. Please note that we have submitted a third Form 1-A as well as our amended offering circular and necessary exhibits via the EDGAR database. It is our hope that our changes and explanations fully satisfy and incorporate your comments and concerns. Below you will find your suggested amendments from your second comment letter, with our responses keyed to those comments. In many of our responses, we are directing you to specific locations in our amended offering circular where you will be able to find our changes or amendments. We have also provided you, when applicable, the amended language now contained in the offering circular.

We appreciate your helpful and insightful review. We request your favorable consideration of our adjustments.

Amendment No. 1 to Offering Statement on Form 1-A filed March 10, 2021

1. We note your response to prior comment 2, and re-issue our comment in part. In this regard, it appears that you will not have sufficient authorized unissued shares of common stock to conduct a Regulation S private placement, given your amended disclosure suggests that you intend to offer the 50 million additional shares "in reserve." Please reconcile your authorized number of shares and your ability to conduct a Regulation S private placement or remove your references to a Regulation S offering, as applicable.

> **DeCryptoFi Response:** DeCryptoFi recognizes that it is seeking registration of its authorized shares. Due to the fact that our intended $50m shares held in reserve will be registered with the SEC, DeCryptoFi would lack any form of "non-registered" securities to engage in any offshore transaction, such as the exemption from Registration pursuant to Regulation S. Accordingly, we have removed this section from our offering circular.

Terms of this Offering, page 16

2. We note your response to prior comment 6, and re-issue our comment in part. In this regard, we note the addition of disclosure that you are equipped to accept payment from the payment processor, Bitpay, suggests that you will accept Bitcoin as payment for your shares being offered. Yet your disclosure in the Procedures for Subscribing section states that you are only "offering [y]our stock for cash through [y]our website." Please revise your disclosure to clarify whether you intend to accept Bitcoin as payment for your shares. To the extent that you intend to accept Bitcoin as payment for your shares being offered, please expand your disclosure to address the following:

• Please add risk factor disclosure to address the specific risks your company faces in accepting Bitcoin for payments;

• Please clarify how you will value the Bitcoin initially and on an ongoing basis; and

Decentralized Crypto Financial, Inc.

• If rejected subscriptions are paid for using Bitcoin, please clarify how you will determine the amount of the refund if the value of the Bitcoin has changed.

> **DeCryptoFi Response**: DeCryptoFi no longer intends to utilize the services of the third-party payment provider, *Bitpay*. Any mention of the payment service provider *Bitpay* has been removed from our filing(s), offering circular, and relevant exhibit(s).

DeCryptoFi Platform, page 19

3. Explain to us the purpose and functionality of your platform. Specifically, explain how investors will be able to "manage their accounts" on this platform.

> **DeCryptoFi Response**: DeCryptoFi's platform provides the ability for investors to login to their accounts and view the total number of shares that they own at a given time. The platform has the ability for investors to send shares to other investors but does not offer the ability to price, sell, or purchase shares. This is for the sole purpose of DeCryptoFi to keep track of investors that own its stock. Pricing, selling, or purchasing shares must be done outside the platform, person to person, or through a registered exchange once DeCryptoFi is listed in the future.
>
> In addition, there are certain factors that must be satisfied in order for our investors to use our platform. First, DeCryptoFi's stock must be registered with the Commission as a security pursuant to Section 12 of the Exchange Act and, should such status cease, DeCryptoFi will otherwise continue to make publicly available the information required by Section 13(a) of the Exchange Act in the same manner that participants will obtain access to the System.
>
> Second, certain described notices regarding operation of and participation on the System will be provided to System participants through e-mail along with any hard copy information that is provided to participants.
>
> Third, DeCryptoFi will maintain records of all stock ownership changes entered into the System for at least three years and make those records available to the Commission, FINRA and any market on which the Covered Security ultimately becomes listed.
>
> Fourth, any advertising that DeCryptoFi may ultimately do, will comply with the requirements of the PBA No-Action Letter.
>
> Fifth, neither DeCryptoFi nor any of its affiliates may use the System, directly, or indirectly, to offer to or buy or sell securities, except in compliance with the securities laws, including any applicable requirements related to offers, purchases and sales by issuers and/or affiliates.
>
> Sixth, neither DeCryptoFi nor its affiliates will receive any compensation for creating or maintaining the System or for the use of the System; be involved in any purchase or sale negotiations arising from the System; provide information regarding the advisability of buying or selling the Covered Security or any other security; or receive, transfer, or hold funds or securities as a result, or incident of operating the System.
>
> Lastly, neither DeCryptoFi nor its transfer agent (should it be decided that a transfer agent is required) will take in funds as escrow agent or handle any funds on behalf of the System's participants.

Decentralized Crypto Financial, Inc.

Regulatory Considerations, page 20

4. We note your response to prior comment 9, and re-issue the comment in part. In regard to your online platform and software referenced in this section, please revise your disclosures to address the following. In doing so, please explain how your software will be utilized by you and your clients, with a view to understanding how the regulations mentioned below may be implicated:

• Please provide us with your legal analysis with citations to proper authorities supporting your conclusion that neither you nor your software operators need to register as transfer agents or clearing agencies. As a related matter, we note your disclosure where you state that your "distributed software will record the owner of [y]our stock, and/or the debt of clients . . . and [you] could be viewed as engaging in [transfer agent] activities" and that you do not intend to engage a transfer agent in this offering, in part, because "the types of activities a transfer agent would normally engage in are performed automatically by [y]our software." Please provide us with a detailed analysis of the specific activities that the software will perform in comparison to the activities typically performed by a transfer agent.

DeCryptoFi Response: Transfer Agents are crucial to maintain the integrity of the securities industry. Transfer agents act as a gatekeeper in the prevention of fraud, and compliance with the registration and exemption provisions of federal securities laws. Transfer Agents' functions include (i) tracking, recording, and maintaining shareholder ownership records; (ii) cancelling, issuing and transferring securities; (iii) communicating with shareholders on behalf of issuers; and (iv) process dividends and corporate actions.

However, DeCryptoFi maintains its position that the Company and its software are not required to register as transfer agents, both because the Company's securities s are not currently securities required to be registered under Section 12 of the Exchange Act, and because none of the activities DeCryptoFi and its software are involved in are described in the definition of a transfer agent. In addition, to the extent that certain activities that meet the definition of a transfer agent are performed automatically by our software, our software is not a "person" that would be required to register.

We have taken the position that DeCryptoFi, and its software are not clearing agencies under the Exchange Act because the types of activities they engage in are not those described in the definition of a clearing agency. To the extent that these activities occur using automated software, the software is not a "person" that would be required to register.

• Please provide us with your legal analysis with citations to proper authorities supporting your conclusion that you are not required to register your online platform and its software as an exchange or ATS. Specifically, tell us how the fact that each sale of your stock "will be individually negotiated and implemented without [your] involvement" does not implicate Exchange Act Rule 3b-16. Elaborate upon the intended parties to any negotiation and implementation of sales of your securities, and the role of your platform, so that we can better understand how you will offer and sell your securities and those of your clients.

DeCryptoFi Response: Exchange Act Rule 3b-16 says, in part, that "[A]n organization, association, or group of persons shall be considered to constitute, maintain, or provide "a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange," as those terms are used in section 3(a)(1) of the Act, (15 U.S.C. 78c(a)(1)), if such organization,

Decentralized Crypto Financial, Inc.

association, or group of persons:(1) Brings together the orders for securities of multiple buyers and sellers; and (2) Uses established, non-discretionary methods (whether by providing a trading facility or by setting rules) under which such orders interact with each other, and the buyers and sellers entering such orders agree to the terms of a trade….." In addition, the Company is familiar with the SEC's enforcement order in 2018 where it found that *EtherDelta* had been operating an unregistered national securities exchange in violation of federal securities laws. DeCryptoFi recognizes the importance of having registered exchanges when bringing together buyers and sellers for the order of securities. However, DeCryptoFi is merely establishing a passive electronic bulletin board capable of recording share ownership transfers of independently (not through our system) negotiated transactions of buyers and sellers, thereby negating registration requirements (subject to satisfying certain conditions).

In past SEC No-Action letters, the SEC has permitted issuers that had securities already listed on a registered exchange to set up electronic bulletin boards to facilitate liquidity without requiring these bulletin boards to become registered Exchanges or an ATS (please see SEC No Act. LEXIS 566 (June 24, 1996)).

In a more recent no-action letter, the Division addressed the novel question by Portland Brewing Company (PBA). PBA had raised the question of whether these passive electronic bulletin boards previously addressed by the SEC would also apply to securities that were registered under Section 12(g) of the Exchange Act but were not listed on an exchange or trade over the counter. (See Portland Brewing Co., Federal Securities Law Reporter – Transfer Binders (1993-2001) 77,664 (Dec. 14, 1999)). Specifically, PBA requested guidance on how the SEC would respond to a trading platform that could be accessed by participants directly through PBA's web site and would include (i) the names, addresses and telephone numbers (or other contact mechanisms, such as electronic mail addresses) of interested buyers and sellers; (ii) the number of shares or units of the Covered Security being offered for sale or desired to be purchased; (iii) the price offered or desired; and (iv) the date on which the information was entered into the trading platform. The

Division of Market Regulation granted no-action relief to PBA and its personnel with respect to the broker and dealer registration provisions under Section 15(a) of the Exchange Act and the Commission's Division of Corporation Finance granted no-action relief with respect to registration of the offers and sales in the Covered Security made through the platform under the Securities Act of 1933.

Although the PBA No-Action Letter does not specifically grant no-action relief from the exchange registration provisions of the Exchange Act, that relief was granted in the aforementioned no-action letter referenced above and would appear to apply equally to PBA and, therefore, anyone that relied upon that letter.

In accordance with other responses and our filing, DeCryptoFi believes that the PBA No-Action Relief should be applicable. As previously mentioned, PBA's passive electronic trading platform included many more functionalities than DeCryptoFi's proposed platform. DeCryptoFi's electronic platform would simply display updated personal information, the number of DeCryptoFi shares owned, and the ability to transfer shares from one DeCryptoFi investor to another.

• Further, please provide us with your legal analysis with citations to proper authorities supporting your conclusion that you are not a broker-dealer. In this regard, please tell us why you do not believe that you, in offering the platform and conducting related services, should be a registered broker-dealer. Again, the role of your platform is unclear, considering your disclosure states that your platform will allow for the ability of investors to "manage their accounts." Also, we note your revised disclosure which indicates that you believe your software operators may rely on Rule 3a4-1, however, it appears that your software operators do not satisfy the definition of "associated person of

Decentralized Crypto Financial, Inc.

the issuer" under Exchange Act Rule 3a4-1(c)(1). Please revise your disclosure to clearly indicate how each of your software operators will satisfy this definition.

> **DeCryptoFi Response**: Broker-dealers are a person or firm in the business of buying and selling securities for its own account or on behalf of its customers. A brokerage acts as a broker (or agent) when it executes orders on behalf of its clients, whereas it acts as a dealer, or principal when it trades for its own account. DeCryptoFi will not be engaging in either of these actions. As previously mentioned, in the SEC's no-action letter in response to PBA's request for relief, the Division of Market Regulation granted no-action relief to PBA and its personnel with respect to the broker and dealer registration provisions under Section 15(a) of the Exchange Act and the Commission's Division of Corporation Finance granted no-action relief with respect to registration of the offers and sales in the Covered Security made through the platform under the Securities Act of 1933.
>
> DeCryptoFi believes it will be operating a passive electronic bulletin board that offers even less than what the PBA No-Action Relief letter granted. Specifically, when DeCryptoFi states that its platform will allow its userbase to "manager their accounts", this simply means that a user's account will provide updated identifying information of the investor, the number of shares owned, and the ability to transfer shares from one user to another.
>
> Lastly, DeCryptoFi's software operators would not be considered "associated persons of the issuer." According to Exchange Act Rule 3a4-1(c)(1), the term *associated person of an issuer* means any natural person who is a partner, officer, director, or employee of the issuer. Our software operators do not fall under any of these categorical titles, and as such, we have amended the disclosure language in our circular to reflect that our software operators should not be construed to be associated persons. According to Exchange Act Rule 3a4-1(c)(1), the term associated person of an issuer means any natural person who is a partner, officer, director, or employee of the issuer. The Rule 3a4-1 Safe Harbor applies to our software operators, as they are not subject to any statutory disqualification; they are not compensated in connection with the sale of DeCryptoFi's securities by the payment of commissions or other remuneration based either directly or indirectly on transactions in the securities; and they are not an associated person of a broker or dealer at the time of the sale. In addition, the role of the software operators are passive in nature, and are in essence, simply performing ministerial and clerical work involved in effecting a securities transaction.

5. We note your response to prior comment 10, however, this disclosure does not appear to be appropriate at this time, given that you have no present intent to repurchase securities and the applicability of Regulation M will need to be assessed at the time of any repurchases. Please revise to remove this disclosure or tell us why you believe it is appropriate.

> **DeCryptoFi Response**: DeCryptoFi has revised its offering circular to remove any disclosure pertaining to Regulation M. It is important to note that although DeCryptoFi will not be repurchasing its stock. As such, Regulation M would not apply and DeCryptoFi has removed all mentions of Regulation M in its amended offering circular.

Exhibits

Decentralized Crypto Financial, Inc.

6. We note your response to comment 15. We cannot find your auditor's consent in your exhibits. Please advise.

> **DeCryptoFi Response:** The Company will be sure to include the auditor's consent via EDGAR in its correct format. Originally, this exhibit was uploaded as an incorrect file type, but this issue has been resolved in our most recent submission.

7. We note that your exclusive forum provision in Article 11, Section 11.2 of your bylaws identifies the courts of the State of Delaware as the exclusive forum for certain litigation, including "any derivative actions." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

> **DeCryptoFi Response:** We appreciate you pointing out Section 27 of the Exchange Act and Section 22 of the Securities Act. We intend for this section of our bylaws to apply to Securities Act claims. As such, we have revised our bylaws to state that *"... This section shall apply to actions arising under the Securities Act or Exchange Act. Accordingly, there is uncertainty as to whether a court would enforce such provision, giving consideration to Section 27 of the Exchange Act which creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder."* These amendments can be found in Article 11, Section 11.2, page 9, of the Company's amended bylaws.

General

8. Please be advised that the page numbers in our comment letter refer to the page numbers in your prior offering statement filed on October 27, 2020, as you have not provided page numbers in your most recent amendment. Please include page numbers in future amendments.

> **DeCryptoFi Response**: This has been corrected and page numbers have been included in our most recent submission. We apologize for this oversight in our previous submission.

9. We note that in Item 3, Part I of your Form 1-A you check the box indicating that you are providing "bad actor" disclosure pursuant to Rule 262(d). Please tell us where this disclosure is found in the filing.

> **DeCryptoFi Response**: DeCryptoFi inadvertently checked off the "bad actor" disclosure box in its previous Form 1-A submission. We were under the impression that checking off the "bad actor" box was required in order to show and exemplify that there are not any "bad actors" affiliated with DeCryptoFi. In our most recent Form 1-A, we have corrected this mistake and have left this box unchecked.